November 1, 2018

VIA EDGAR TRANSMISSION

Ms. Christina DiAngelo Fettig

Senior Staff Accountant

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549-0506

Re: Mutual Fund Series Trust, File No. 333-228058

Dear Ms. Fettig:

On October 30, 2018, the Registrant filed a registration statement (the “Registration Statement”) under Form N-14 pursuant to the Securities Act of 1933 (the “Securities Act”). On October 31, 2018, you provided follow-up comments to the Registration Statement. Below, please find a summary of your comments and the Registrant’s response, which the Registrant has authorized Thompson Hine LLP to make on its behalf. Unless otherwise noted, capitalized terms used herein have the same meaning ascribed to them in the Registration Statement.

Comment 1: Please confirm that fees for the Target Fund represent current fees pursuant to Item 3 of Form N-14.

Response: The Registrant so confirms.

Comment 2: Please confirm that the updated Pro Forma Fee Tables will match the fee tables in the registration statement for the New Fund.

Response: The Registrant so confirms.

Comment 3: Please consider separating the questions “What will happen to my Existing Shares? Will my expenses remain the same?” in the Question & Answers section. In response to the second question, please consider providing more balanced disclosures and state that the total expenses before fee waiver are expected to be higher in the New Fund.

Response: The Registrant has amended the Questions and Answers as follows:

Q: What Will Happen To My Existing Shares?

Philip.Sineneng@ThompsonHine.com Direct: 614.469.3217	4852-1372-8889.2

Ms. Christina DiAngelo Fettig

November 1, 2018

A: Your shares of the Existing Fund will be exchanged for shares of the New Fund. Shareholders of Class A Shares of the Existing Fund will receive Class A Shares of the New Fund, and shareholders of Class I Shares of the Existing Fund will receive Class I shares of the New Fund. You will not pay any sales charges in connection with the Reorganization. The new shares you receive will be equal in number, and have the same total value as your Existing Fund shares immediately prior to the Reorganization, so that the value of your investment will remain exactly the same.

Q: Will My Expenses Remain the Same?

A: No. The New Fund’s advisory fee will be higher than the current advisory fee of the Existing Fund (Eventide, as adviser of the New Fund, will be paid a fee equal to 0.60% of the New Fund’s average daily net assets which is higher than the management fee of 0.45% currently paid by the Existing Fund). The total annual operating expenses before fee waiver is expected to be higher in the New Fund than in the Existing Fund. However, the total expense ratio for the New Fund is expected to be lower than the Existing Fund due to the expense limitation agreement, which will maintain a lower net expense ratio (discussed below) ~~however, shareholders are not expected to be impacted by the New Fund’s proposed fee structure due to the expense limitation agreement, discussed below~~. Each of the Existing Fund’s Class A shares and the New Fund’s Class A shares pay 0.25% of each class’s average daily net assets for Distribution and/or Service (12b-1) Fees. The Existing Fund’s Class I shares and the New Fund’s Class I shares do not pay any such Distribution and/or Service (12b-1) Fees.

~~Additionally,~~ Eventide has committed to limiting total New Fund expenses to below the level of the Existing Fund. Eventide has contractually agreed to waive fees and/or reimburse expenses of the New Fund for at least one year from the effective date of the New Fund’s prospectus, to insure that, subject to certain limitations, total annual fund operating expenses after fee waiver/reimbursement do not exceed 1.03% and 0.98% for Class A shares and Class I shares, respectively. However, the New Fund expenses could go up after the first year, as the fee waiver may not be renewed. The New Fund will also offer Class C, Class N and Class T shares, which expenses will be capped at 1.78%, 0.98% and 1.03%, respectively. The expenses of the Existing Fund are currently limited to 1.25% and 1.00% via a similar operating expense reimbursement agreement with Trinity.

Ms. Christina DiAngelo Fettig

November 1, 2018

If you have any questions, please call JoAnn Strasser at (614) 469-3265 or the undersigned at (614) 469-3217.

Very truly yours,

/s/ Philip B. Sineneng

Philip B. Sineneng

cc: JoAnn M. Strasser